Filed by Frontier Oil Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Of the Securities Act of 1934
Subject Company: Front Range Himalaya Corporation
Commission File No. 333-105186

Investor Notice

Frontier and Holly have filed a proxy statement/prospectus and other documents regarding the proposed merger referenced in this transcript with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus, because it contains important information about Frontier and Holly and the proposed transaction. A definitive proxy statement/prospectus will be sent to security holders of Frontier and Holly seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (when available) and other documents filed by Frontier and Holly with the SEC at the SEC’s web site at www.sec.gov. The definitive proxy statement/prospectus and other relevant documents may also be obtained free of cost by directing a request to Frontier Oil Corporation, attention: Doug Aron, 10000 Memorial Drive, Suite 600, Houston, Texas 77024 or Holly Corp., attention: John Glancy, 100 Crescent Court, Suite 1600, Dallas, Texas 75201.

Frontier and Holly and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Frontier and Holly in connection with the merger. Information about Frontier and Holly and their respective directors and officers can be found in Frontier’s and Holly’s respective Proxy Statements, Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q filed with the SEC. Additional information regarding the interests of those persons may be obtained by reading the proxy statement/prospectus when it becomes available.

NEWS
RELEASE

2003-13

FOR IMMEDIATE RELEASE
Contact: Doug Aron
(713) 688-9600 x145

FRONTIER OIL REPORTS SECOND QUARTER RESULTS

HOUSTON, TEXAS, July 30, 2003 – Frontier Oil Corporation (NYSE: FTO) announced a net loss of ($992,000), or ($0.04) per share, for the second quarter ended June 30, 2003, compared to a net loss of ($3.0) million, or ($0.12) per share, for the same period of 2002. For the six months ended June 30, 2003, Frontier recorded a net loss of ($4.7) million, or ($0.18) per share, compared to a net loss of ($2.7) million, or ($0.11) per share, for the six month period ended June 30, 2002.

Operating results, although improved over the second quarter of 2002, were reflective of both margins that continued to be below five-year averages and high natural gas costs. The second quarter 2003 refined product margin averaged $4.50 per barrel compared with $3.80 per barrel in the year-ago quarter. While crack spreads for both gasoline and diesel lagged the five-year averages, the weakest performer was diesel in the mid-continent markets served by the El Dorado Refinery. The diesel crack spread there averaged $3.39 in the second quarter 2003 compared to $2.22 for the same period of 2002 and $4.50 for the five-year average. On the crude margin side, the light/heavy spread at the Cheyenne Refinery, which averaged $5.48 per barrel, was a significant improvement from $3.52 per barrel in the second quarter of 2002.

Higher volumes of crude charges and sales helped improve the Company’s second quarter results relative to 2002. For the three months ended June 30, 2003, crude charges averaged 156,197 barrels per day, up 5% from the 2002 crude charge rate of 148,501 barrels per day. Similarly, the product sales average of 171,215 barrels per day, 1,850 barrels per day higher than the 169,365 barrels per day in the second quarter of 2002.

Contributing to the loss in the quarter was the additional interest expense incurred by the Company in connection with the $220 million of 8% senior notes due 2013 that were issued in April 2003. The proceeds are being held in escrow pending the closing of the previously-announced merger with Holly Corporation. Due to the issuance of the new senior notes, Frontier incurred $3.4 million in additional interest expense, which was approximately $2.1 million, or $0.08 per share, on an after-tax basis.

Higher natural gas costs were the predominant reason for higher operating expenses compared to last year. However, operating expenses actually decreased at Cheyenne to $3.01 per barrel, due to reduced usage of natural gas, higher throughputs and other expense savings. At El Dorado, natural gas costs were $2.6 million higher, resulting in operating expenses for the second quarter of 2003 of $34.5 million, or $3.23 per sales barrel, compared to $30.4 million, or $2.81 per sales barrel, for the same period of 2002. Also contributing to the higher operating costs at El Dorado was $1.1 million in process chemical and catalyst change, a portion of which is expected to yield higher gasoline octane in the months of June through September.

The second quarter results included an after-tax inventory loss of approximately ($3.5) million, or ($0.14) per share, compared to a gain of $7.6 million, or $0.29 per share, for the same period of 2002. Year-to-date 2003 results include FIFO inventory benefits of $1.6 million, or $0.06 per share, compared to a gain of $16.2 million, or $0.63 per share, for the six months ended June 30, 2002.

Frontier’s Chairman, President and CEO, James Gibbs, commented, “Refined product demand was sluggish in the quarter due to the high price of crude oil and a weak overall economy. Our plants ran very well during the quarter and unfortunately demand was not as strong as anticipated, particularly distillate demand. In an effort to reduce our natural gas costs, we were able to cut our natural gas usage by approximately 5% on a quarter-over-quarter basis, which saved the Company approximately $660,000.”

Frontier’s current cash balance of $77.8 million as of June 30, 2003, does not include $231.7 million of restricted cash being held in escrow related to the April issuance of the 8% senior notes described above.

Frontier operates a 110,000 barrel-per-day refinery located in El Dorado, Kansas, and a 46,000 barrel-per-day refinery located in Cheyenne, Wyoming, and markets its refined products principally along the eastern slope of the Rocky Mountains and in other neighboring plains states.

Conference Call

A conference call is scheduled for this afternoon, July 30, 2003 at 3:00 p.m. EDT, to discuss second quarter results. To access the call, please dial (800) 838-4403. For those outside the U.S., please call (973) 317-5319. A replay may be heard through August 13 by dialing (800) 428-6051 and entering the passcode 300677. To access the call or the replay via the Internet, go to www.frontieroil.com and register on the Investor Relations page.

This press release includes “forward-looking statements” as defined by the Securities and Exchange Commission. Such statements are those concerning the contemplated transaction and strategic plans, expectations and objectives for future operations. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. This includes completion of the Holly merger, realization of expected synergies from the transaction, future financial performance, future equity issuance and other matters. These statements are based on certain assumptions made by the Company based on its experience and perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

                                                   FRONTIER OIL CORPORATION

                                                                       Six Months Ended           Three Months Ended
                                                                            June 30                    June 30
                                                                   ---------------------------------------------------
                                                                       2003         2002          2003         2002
                                                                   ---------------------------------------------------

INCOME STATEMENT DATA ($000's except per share)
Revenues                                                           $ 1,032,797   $ 795,512     $ 533,413    $ 459,162
Refining operating costs, excluding depreciation                       999,242     765,832       512,627      446,554
Selling and general expenses, excluding depreciation                     9,794       8,004         5,116        4,201
                                                                   ---------------------------------------------------
Operating income before depreciation (EBITDA)                           23,761      21,676        15,670        8,407
Depreciation                                                            14,031      13,374         7,071        6,776
                                                                   ---------------------------------------------------
Operating income                                                         9,730       8,302         8,599        1,631
Interest expense, net                                                   16,932      12,814         9,879        6,502
Provision (Benefit) for income taxes                                    (2,510      (1,766)         (288)      (1,864)
                                                                   ---------------------------------------------------
Net income (loss)                                                  $    (4,692   $  (2,746)    $    (992)   $  (3,007)
                                                                   ===================================================
Net income (loss) per share                                        $     (0.18)  $   (0.11)    $   (0.04)   $   (0.12)
Average shares outstanding (000's)                                      25,897      25,721        25,929       25,814

OTHER FINANCIAL DATA ($000's)
Cash flow before changes in working capital                        $     9,003   $   9,940     $   6,345    $   2,585
Working capital changes                                                 (9,027)    (23,104)       12,970       (5,705)
Net cash provided (used) by operating activities                           (24)    (13,164)       19,315       (3,120)
Net cash provided (used) by investing activities                       (19,563)    (26,195)      (12,956)     (10,560)
Net cash provided (used) by financing activities                       (14,955)     45,085       (42,468)      15,494

BALANCE SHEET DATA ($000's)
Cash, including cash equivalents (a)                               $    77,822   $ 109,721
Restricted cash                                                        231,684          --
Working capital                                                         79,630     100,926
Short-term and current debt (b)                                          8,000      46,800
Total long-term debt (c)                                               426,231     208,966
Shareholders' equity (d)                                               161,441     167,099
Net debt to book capitalization calculation ((b+c-a)/(b+c-a+d))(1)       68.8%       46.6%

(1) Includes the new senior notes held in escrow and does not include the restricted cash held in escrow.

                                               FRONTIER OIL CORPORATION

                                                           Six Months Ended                Three Months Ended
                                                                June 30                          June 30
                                                    --------------------------------------------------------------
                                                          2003            2002            2003            2002
                                                    --------------------------------------------------------------
OPERATIONS
Consolidated
Operations (bpd)
    Total charges                                        159,297         161,213         173,610         165,074
    Gasoline yields                                       79,863          82,077          85,056          82,050
    Diesel yields                                         51,087          52,739          59,324          54,190
    Total sales                                          158,141         161,664         171,215         169,366

Operating Margins ($ per bbl)
    Revenues                                           $   36.03       $   27.15       $   34.24       $   29.81
    Raw material, freight and other costs                  31.40           23.14           29.74           26.01
                                                    --------------------------------------------------------------
    Refined product margin                                  4.63            4.01            4.50            3.80
    Operating costs excluding depreciation                  3.51            3.03            3.16            2.96
                                                    --------------------------------------------------------------
    Margin before depreciation                              1.12            0.98            1.34            0.84
    Depreciation                                            0.49            0.45            0.45            0.43
                                                    --------------------------------------------------------------
    Net margin                                         $    0.63       $    0.53       $    0.89       $    0.41
                                                    ==============================================================
Light/Heavy crude spread ($ per bbl)(2)                $    5.88       $    3.64       $    5.48       $    3.52
WTI/WTS Differential ($ per bbl)                       $    2.78       $    1.38       $    3.19       $    1.22

                                   KEY TERMS: bpd = barrels per day; bbl = barrel

(2)Based on delivered crude costs to the Cheyenne Refinery.

* * * * * *

Frontier Oil Corporation Conference Call
Moderator: James Gibbs
July 30, 2003 – 3 pm EDT

CORPORATE PARTICIPANTS

James Gibbs
Frontier Oil Corp. - President, CEO

Julie Edwards - Frontier Oil Corp. - Executive VP Finance and Administration, CFO

Reed Williams - Frontier Oil Corp. - Executive VP Marketing and Refining Operations

Doug Aron - Frontier Oil Corp. - Investor Relations Director

CONFERENCE PARTICIPANTS

Fred Leuffer
Bear Stearns

Jacques Rousseau
Friedman Billings Ramsey

Paul Cheng
Lehman Brothers

Bill Dezellem
Davidson Investment Advisors

Greg Hass
Sands Morris Harris

PRESENTATION

Operator
Good afternoon and welcome, ladies and gentlemen, to the Frontier Oil Corporation second quarter earnings conference call. At this time I would like to inform you that this conference is being recorded and that all participants are on a listen-only mode. At the request of the company we will open up the conference for questions and answers after the presentation. I would now like to turn the conference over to Mr. Doug Aron, Director of Investor Relations and Senior Financial Analyst. Please go ahead, sir.

Doug Aron - Frontier Oil Corp. - Investor Relations Director
Thank you very much and good afternoon to everyone. Thank you for joining us. I’d like to read a safe harbor statement and then we’ll get started. The primary purpose of this conference call is to describe the assets, operations and certain current and historical financial conditions associated with Frontier Oil Corporation. This information and associated comments made during the course of this conference call may include forward-looking statements concerning the company. These may include statements of plans and objectives for future operations, statements of future economic performance or assumptions or estimates. The accuracy of these forward-looking statements is subject to a wide range of business risks and changes in circumstances that are described in the company’s reports that are filed from time to time with the Securities and Exchange Commission. Actual results and outcomes often differ from expectations. It’s now my pleasure to turn it over to our CEO, President and Chairman, Mr. Jim Gibbs.

James Gibbs - Frontier Oil Corp. - CEO
I want to thank you for your attendance and all your support. And I can assure you that both of those are sorely appreciated. Let’s see, before we get started I’d like to talk about the Holly merger just briefly. I want to remind you that we are still in registration and we’re responding to SEC comments for our S-4. Needless to day, in this atmosphere of scrutiny, they’re being very thorough and very diligent. Since we’re still in registration, we really cannot discuss the merger and will not take any questions regarding the merger at this time. We ask you for your cooperation and your indulgence. I think it’s safe to say that it will not close in August though.

Now for the second quarter, as you probably know, we reported an after-tax loss of about $992,000 or $0.04 cents a share, essentially break-even. Included in that loss is an after-tax inventory loss of $3.4 million or 14 cents a share. Also include is interest on notes we sold in May for the Holly merger, the proceeds of which were held in escrow and for which there was very little offsetting income. That after-tax cost was $2.1 million or about $0.8 cents a share. So you can do your own arithmetic. We have about $0.22 cents a share of costs associated with building the company for inventory losses.

If we look back at operating income, which includes the inventory loss, we made about $8.6 million on a pre-tax basis. This is a big improvement, both year-over-year for 2002 and sequentially from the first quarter. Cash flow is unseasonably good right now. Cash flow, before working capital changes, was $9.3 million, 36 cents a share. (Correction: Cash flow before working capital changes was actually $6.3 million or $0.24 per share.) And that’s up substantially above the year-over-year and sequentially from negatives in the first quarter of this year and the second quarter of 2002. The same can be said for cash flow after working capital changes and free cash flow. That’s very good. We’re not making a whole lot of money but we’re generating a lot of cash.

What’s wrong? Why didn’t we do better? Well, it’s all in uncontrollable variables. The crack spreads that we’ve experienced are just too weak to deliver the expected results that we want and you probably expect, and we had forecast. They’re well below 5-year averages. If you look at the benchmarks, gasoline is $1.48 at Cheyenne and $1.38 at El Dorado below these 5-year benchmarks. Diesel is $1.40 at Cheyenne and $1.11 below the 5-year benchmark in El Dorado and Cheyenne. I think these cracks are surprising vis-à-vis the inventory data that you’ve seen and that we look at as well. And it suggests just how weak both the domestic and international economies are.

The light/heavy differential, which we thrive on, came down real hard in April and remained lower than usual in both May and June, although it’s higher than 2002. One often overlooked, but nonetheless very important, product at the margin particularly this time of year is asphalt. And that has not been real good to us. We had a delayed start in the season due to a wet spring and summer, and it looks like we’re about to experience an early end to the asphalt season as well because of the condition of a lot of the local and state governments.

Natural gas, you’ve heard about it. It’s been a problem for us all year long, as with most refiners. We had a price increase, quarter-over-quarter from 2002 until 2003 of about $1.75 per MCF. Our volume was down about 132 million cubic feet, or about 6 percent or so. But nonetheless, this costs us about $3 million in additional costs over the second quarter of 2002.

If you look at the controllables, I think we’re doing about all we could expect to do. I guess you could always want more. We had one sort of blemish, which was catalysts and production chemicals. And they were up about $1.4 million over the second quarter of last year. But this is really sort of a quasi-investment. We’ll actually generate returns in the third quarter and hopefully beyond as a result of yield improvements.

The refinery operations have been super. Our guys in the plants have really been doing a very good job. To give you a couple of examples, at Cheyenne we had four monthly records this last quarter and we had three quarterly records: crude throughput, gasoline production and diesel production. And we had the best coker runs we’ve ever had. We ran an average of 10,000 barrels per day for five of the last six months. And 10,000 barrels a day is the absolute maximum that we can run because of permit limitations. We actually had to cut back in the last week of each one of those months, in order to make the 10,000 barrel limitation.

The same can be said of El Dorado. In the last quarter, they had six monthly unit run records in May and in June. They also have been keeping their costs down. Their safety record has really been looking good as well. So we’re quite proud of the guys. They’ve done a crackerjack job.

What about the outlook? I think we’re economy bound. We need a little help from the economy to increase demand and reduce imports. I’m talking about not only the domestic economy but the international economy as well. Here cracks have been encouraging since mid-July but I think we’ve probably learned in the last six months that two or three week improvements don’t necessarily make a trend. At least there’s some optimism here. They have improved substantially. Natural gas, a sore point, we’re getting some help. The strip is down on the Merc quite nicely since May 31, looking at yesterday’s numbers. Strip is down about $1.62 an MCF but that’s sort of a misleading figure because it’s also when sort of the peak of the run-up. Probably a more indicative number would be what’s happened to the strip since June 30. And it’s down about 72 cents, so any dimes there are welcome, I guarantee you.

Differentials are probably our best hope for the next couple of quarters. Light/heavy has been unseasonably strong recently. And we think that what we’re seeing is a response, not only to an early seasonal trend, but also a secular trend. And Reed probably can answer questions about this because he sees it. He has to live it on a day-to-day basis. The sweet/sour spread has been very good to us this year, over $1.50 almost every week of the year and it continues to get even better. It’s probably now about $2.75 to $3.00 range. So that always is helpful, as well.

What are we doing to try to make more money? Well, I think one thing we’ve done is try to prepare ourselves to maybe higher anticipated differentials in possibly sweet/sour spreads. We’ve actually cut back our crude runs just a little bit. You won’t see it in our gasoline production because we’re actually drawing intermediates. But we’re reducing our crude runs in order to get our inventories in a position where we do get a big blowout in differentials and big improvement in margins, we’ll have the crude and the capacity, particularly the storage capacity, to run hard and take care of that. Outside of that, it’s just trying to take care of costs, be sure the plants are running well and keeping our fingers crossed. That’s it for the quarter. Now I’d like to open it up for questions and if you’ll do so, I’d be happy.

QUESTION AND ANSWER

Fred Leuffer - Bear Stearns
Jim, you made the comment that gasoline cracks were week in Padd 4. They had come down elsewhere in the country. They’ve come down certainly from the first quarter but wouldn’t-- other than June maybe wouldn’t have characterized them as really weak. Is there something particular happening in your area that led to the weakness, do you think?

James Gibbs - Frontier Oil Corp. - President, CEO
Well I think weak, what I mean by weak is relative. It’s lower than what we’re accustomed to and it’s way below the 5-year average. And I think what we try to forecast everything on, we try to make our planning around a 5-year average. It’s just still obviously one of the strongest markets it the U.S. and on a relative basis they’ve probably been higher than anyplace else, with the exception of the west coast recently. But just not what we use for planning and probably not what most analysts use to make their forecasts on a year-to-year basis. So we’re not crying on a towel here and we’re not sweating blood. We’re just disappointed that they’re not about $1.50 or $2.00 higher. Now in saying that, the crack on gasoline is well above $10 right now but again, that’s only recently. That’s happened within the last 10 days or so. So we’re optimistic but we’ve learned here recently that everything has been so volatile, and particularly crude oil, we have a hard time pushing prices through whenever we get these $1 or $2 pops in crude. So the market is still good, it’s just not as strong as it has been historically. And I think that’s basically we’re just not seeing demand and we’re not seeing any demand for diesel. Diesel is a weak sister. You look at all the inventory numbers, it shouldn’t be weak. We’re just not seeing the truck traffic.

Fred Leuffer - Bear Stearns
I wonder if you and Julie can give us quarter-to-date margins in El Dorado and Cheyenne for distillates and gasoline and maybe if you can break down the FIFO impact, FIFO loss by plant?

Julie Edwards - Frontier Oil Corp. - Executive VP Finance and Administration, CFO
This is Julie, obviously I’ll make a stab at that. We’re just talking about July, obviously, because that’s all we’ve seen so far. But as Jim mentioned, we’ve seen gasoline cracks, particularly in the Denver market, improve nicely. Starting the month at roughly $7, we’re currently experiencing gasoline in the $10.50 per barrel range. And the month-do-date average is roughly $8.20. El Dorado, the mid-con markets have also experienced an improvement in the gasoline cracks, starting the month at roughly 5.80, currently at about the 8.60 level. We’re looking at an average of about 6.90 per barrel. Diesel continues to be in our minds unusually weak, given the inventory data that we’ve all talked about. That being said, we’re looking at roughly $5.90 per barrel currently on diesel in the Denver market. That’s the Cheyenne net-back. Month-to-date average of about 4.70. So you can see that’s come up also. And in the mid-con, the distillate crack has moved from about 2.50 at the beginning of July to its current whopping $3. And actually there was a trough during the middle of the month where we saw diesel in the mid-con as weak as $1.25 per barrel. So the average for July El Dorado is currently somewhere around $2.10.

James Gibbs - Frontier Oil Corp. - President, CEO
Fred, I know it’s probably been in the back of your mind, so we’re going to go ahead and give you what’s happening on the light/heavy differential and the sweet/sour too.

Julie Edwards - Frontier Oil Corp. - Executive VP Finance and Administration, CFO
The WTI/WTS spread, which obviously is a very, very important driver in El Dorado has, as Jim mentioned, has gotten better. We had some weakness early in the year. We’re currently at roughly $2.34 average for the month and current month forecast should come in at about $2.75. So we’ve seen a nice widening there above the sort of 10-year average for that which is about $1.80. The light/heavy spread in Cheyenne, which is really Wyoming general sour compared to Wyoming sweet, a WTI adjusted to Guernsey somewhere in the $6.80 range. And that’s been pretty flat throughout the month of July. The Canadian crude, we mainly look at the Lloyd Minster, that’s the kind of crude we run under our Baytex agreement as well as supplement with some other volumes. That at times has been about 10.70 a barrel, averaging about $9.80. Bow River looks like looking an average for the month of July at roughly $8.90 on that one. So crude differentials are finally coming back into a direction that’s favorable for Frontier.

James Gibbs - Frontier Oil Corp. - President, CEO
We’re talking about sort of spot levels there, so we’re encouraged but I tell you, you have to be very, very cautious about what you think you can do because it can change next week.

Fred Leuffer - Bear Stearns
And how about the FIFO impact?

Julie Edwards - Frontier Oil Corp. - Executive VP Finance and Administration, CFO
We did have a small detriment in the second quarter, about $5.7 million on a pre-tax basis, which would equate to $3.5 million after-tax. The way I break apart the $5.7 million, almost all of it would have been at El Dorado, about $5.5 million of the $5.7. Only $200,000 at Cheyenne. Basically that’s because the mid-continent markets have really tended to be much less healthy than we’ve experienced up in the Rockies.

Jacques Rousseau - Friedman Billings Ramsey
Just wanted to see if you could give us some guidance for SG&A and interest expense in the third quarter. And then secondarily wanted to see on the dividend, one of your competitors announced that they’re looking to increase their dividend and I was just curious what your thoughts on that were. Obviously, Holly used to have a larger dividend than where you are now and I just wanted to hear your thoughts.

James Gibbs - Frontier Oil Corp. - President, CEO
Well I think until business improves, we’ll probably stay at our current dividend. But that’s the decision of the Board but that would be my recommendation. You want the third quarter SG&A?

Jacques Rousseau - Friedman Billings Ramsey
Great, that would be great.

Julie Edwards - Frontier Oil Corp. - Executive VP Finance and Administration, CFO
Jacques, looking at the interest expense, it looks like it should be fairly flat. We do have, as I think everyone is well aware now and we tried to point out in the press release, there is additional interest due to the new senior notes that are sitting in escrow of about 3-- actually on a full quarter basis that will be almost $4 million. So that interest, on top of what I’ll call our sort of pre-merger transaction type of interest really not changing much. I don’t see a lot of movement on the balance sheet. We’ve not been out there buying in debt. With the merger transaction pending, we’re pretty much frozen in terms of our capital markets activity. So our forecast is showing that we should be pretty flat, roughly $9.5 to $9.6 million for each of the third and fourth quarters on net interest expense. As it relates to SG&A, we did see a blip up in the second quarter and a lot of it had to do with work that’s been done that could not be capitalized on the Holly merger, as well as sort of all the spring activities around annual reports and things like that. So we do show that that’s coming back down. We’re looking for a number closer to $4.5 million in the third quarter and $4.4 million in the fourth quarter. Now those numbers do not assume that the Holly deal has closed and has added into those numbers; that’s just basically Frontier on its own. Obviously, once the merger happens, those numbers will change.

Jacques Rousseau - Friedman Billings Ramsey
Great, one last one. Just in terms of timing, obviously you can’t really discuss much about the merger, but just procedure-wise it’s going to be, you need 30 days after you’re finished responding to the comments, is that correct?

James Gibbs - Frontier Oil Corp. - President, CEO
No, we’ve responded to the first series of comments and we’re working on the second series of comments. You file, they have 30 days, they make comments. You respond to those comments and re-file. So we’re responding to the second level of comments and preparing to re-file.

Jacques Rousseau - Friedman Billings Ramsey

OK, great.

Julie Edwards - Frontier Oil Corp. - Executive VP Finance and Administration, CFO
And then, Jacques, I think the other part of the question, once we do receive clearance and effectiveness from the SEC and then we mail to shareholders, that’s roughly a 30-day process there.

Jacques Rousseau - Friedman Billings Ramsey
Great, yes that’s what I was referring to.

Paul Cheng - Lehman Brothers
Just a quick question and also one comment. One comment is that I know you’re not going to talk about the Holly merger, but as a result of the merger, hopefully that you will revisit your accounting policy and see if you will change to LIFO.

James Gibbs - Frontier Oil Corp. - President, CEO
We heard you loud and clear.

Paul Cheng - Lehman Brothers
Two questions on here. Throughout the quarter and actually over the past two quarters we have heard a lot of companies saying that they have been hurt by the future market backwardation seems that they’re using the P+1 for their domestic crude oil purchase. Is that a factor for you guys?

James Gibbs - Frontier Oil Corp. - President, CEO
Yes, we use the P+ markets. Do you want to handle that particular question, Reed?

Reed Williams - Frontier Oil Corp. - Executive VP Marketing and Refining Operations
Sure. We tried to always stay, as you would consider, hedged. We buy it, we set the fee, the plus fee so the posting in the month before and then we float with the postings as they go through the month. And the obviously helps us in a market that's dropping and it can hurt us in a rising market, Paul.

Paul Cheng - Lehman Brothers
How much of your crude oil purchase is related to the P plus market?

Reed Williams - Frontier Oil Corp. - Executive VP Marketing and Refining Operations
We keep almost all of our, either through some type of posting related or some other type of way. We try to keep almost all of our crude concurrent with what you see in the month we’re running in.

Paul Cheng - Lehman Brothers
Including the foreign crude? It's only for the domestic, right?

Reed Williams - Frontier Oil Corp. - Executive VP Marketing and Refining Operations
Yes, we will keep -- there’s probably about eight or 10 days that we’re out. It’s the time between when it’s somewhere a little south of Cushing and when it gets into El Dorado. But if we have to price a barrel a couple of months in advance, we’ll pay for the other side of that up until we get to the month we’re running in.

Paul Cheng - Lehman Brothers
So in other words, that for the second quarter, the backwardation in the future market is roughly about $1 per barrel. So if we assume that all your crude has been impacted by that, that’s roughly about 150, that’s about $13 million. So is it fair to say because of the P plus, the backwardation market, we saw is negatively impacted by about $10 to $15 million?

Reed Williams - Frontier Oil Corp. - Executive VP Marketing and Refining Operations
I’d have to run that calculation myself, Paul. I haven’t done it that way but it’s fair to say that if you had bought you oil a month early and you saw the price of the crude rise $1 from the month you would have priced it a month early to the month that it actually was run, you could make that calculation. I think we’re saying the same thing.

James Gibbs - Frontier Oil Corp. - President, CEO
We’ve had this situation before and it didn’t seem to be material. We always work our way out of it so I wouldn’t lay if off on the P plus market.

Reed Williams - Frontier Oil Corp. - Executive VP Marketing and Refining Operations
It’s not the P plus market, it’s the fact that we tend to say that if you see there’s a margin on the screen, we want to try to capture that margin. We don’t want to take the risk of guessing which way the market is going a couple of months ahead time. As the size of the company we are, we just don’t want to take that risk, particularly if you’re in a $30 crude market. Obviously if you got a $2 or $3 crude drop in a month, that would be very damaging to us. So we tend to try to keep the crude in the month with the gasoline and diesel we’re selling and line it up that way as opposed to a couple of months in advance guessing which way the crude is going to go and that’s a little bit too speculative for us.

James Gibbs - Frontier Oil Corp. - President, CEO
We would like to price the crude oil the second that it enters the crude unit. That’s a little bit difficult.

Paul Cheng - Lehman Brothers
No I mean Jim, I’m just saying that based on the spot market, it seems like your results should be far better than what you report here. I’m trying to-- I understand the inventory loss but that’s a relatively small item. So I’m trying to understand is that because the spot market could be an overstatement in your case due to the way to how you purchase the crude?

James Gibbs - Frontier Oil Corp. - President, CEO
Yes but it’s also probably an understatement because while we’re using the spot rather than our landed cost, which in some cases is lower than spot.

Reed Williams - Frontier Oil Corp. - Executive VP Marketing and Refining Operations
But we will try to continue to keep the crude costs lined up with the month that we realize the value of the product, Paul.

Paul Cheng - Lehman Brothers
OK. Second question, I mean Jim, if I look at from the first to the second quarter your diesel yield in both Cheyenne and El Dorado are up pretty significantly, especially in El Dorado, up about 6 percent and Cheyenne up about 2 percent. As you have indicated and also that in your statistics, the gasoline cracks are substantially stronger than diesel. Diesel is the weak link in the petroleum product market. So from that standpoint, why-- is there anything that you guys can do you will be able to reduce your yield on diesel and [unintelligible] gasoline?

James Gibbs - Frontier Oil Corp. - President, CEO
I’ll answer that first one, you can answer-- yes that was an accident. The first part of it was because El Dorado was coming out of the turnaround, so we didn’t plan it that way, it just sort of happened that way. In Cheyenne, both gasoline and diesel both were up substantially. Now you won’t see our diesel up so much here in July and August. We’re at full gasoline mode. And that’s the way it is. But we couldn’t get in that particular situation in El Dorado coming out of the turnaround.

Paul Cheng - Lehman Brothers
Yes but Jim, I’m more talking about the absolute. I understand at El Dorado when you have the turnaround in the first quarter you don’t produce as much. But I’m talking about that the percent of the distillate or the percent of diesel that you produce is substantially higher in the second quarter.

Reed Williams - Frontier Oil Corp. - Executive VP Marketing and Refining Operations
Let me see if I can add some to that, which will help you. If you look at the El Dorado situation, whether it’s second quarter ‘03 versus second quarter ‘02 or whether you’re looking quarter 1 to quarter 2 in ‘03, what happened there is primarily with the feedstocks. If you step back and you think what are we feeding the plant, typically we would feed the plant a lot more natural gasoline as a feed, which would make more gasoline and obviously doesn’t make any diesel. We saw a period during the second quarter versus the first quarter this year and versus the second quarter last year where natural gasoline differential to unleaded regular dropped below 10 cents a gallon. When that happens, Paul, we do not have, because of octane makeup, we do not have an incentive to buy the natural gasoline and use that as a feed. That is a direct effect of what Jim is talking about there and what I’m trying to say. So it really had more to do with the differential between natural gasoline and unleaded regular and buying natural gasoline as a feedstock, when you don’t buy natural gasoline you’re going to keep the refinery full. You buy a higher percentage of crude. Crude makes a higher percentage of diesel and that’s really what happened there. We didn’t want to make more diesel but we didn’t to, on an increment, give up production capacity in the refinery. And now we’re seeing a much better blending differential for natural gasoline. So El Dorado really related around natural gasoline.

Bill Dezellem - Davidson Investment Advisors
Thank you. I had a couple of questions. First one, to make sure that we’re clear, the 8 cents of extra interest cost, there was no associated revenues or cash flows with that, is that correct?

James Gibbs - Frontier Oil Corp. - President, CEO
Well we had about 1 percent. It was all invested in money market funds, so there was very little, Bill.

Bill Dezellem - Davidson Investment Advisors
I guess I would consider that as close to zero as one could get. Thanks for the clarification. And then secondarily, something that I was confused on from the release: did Cheyenne actually lower their use of natural gas and did El Dorado not lower their usage of natural gas?

James Gibbs - Frontier Oil Corp. - President, CEO
It's probably the case.

Bill Dezellem - Davidson Investment Advisors
Help us understand what was Cheyenne able to do and why were they able to lower their usage of natural gas when El Dorado was not?

James Gibbs - Frontier Oil Corp. - President, CEO
Switched to plant fuel. The reason that El Dorado has a harder time is they’ve got the cogen unit, so they’re big purchasers of natural gas for the cogen. It uses about I think 60 percent, 65 percent natural gas and about 35 percent gas coming from a gasifier that uses petroleum coke as the feedstock. So they’re a little bit inhibited in buying and reducing theirs. Both of them use natural gas ordinarily to do other things with it like make hydrogen. But primarily, Cheyenne has a switching capability that El Dorado does not have because they don’t have a cogen.

Doug Aron - Director of Investor Relations
They did both use less though in the quarter, if you look at it versus quarter-- second quarter 2002 actually Cheyenne was down in terms of volumes. They were down about 40,500 MMBTU and El Dorado was down almost 92,000 MMBTU compared to the second quarter of ‘02.

Bill Dezellem - Davidson Investment Advisors
That’s helpful, thank you. And then final question for now is that cash used in financing was $42 million in the quarter. Julie, would you give us some background as to what that was about?

Julie Edwards - Frontier Oil Corp. - Executive VP Finance and Administration, CFO
I can certainly do that. In April we sold $220 million of 8 percent senior notes and put those funds into escrow, basically net of costs of selling the bonds, i.e., underwriter’s spread and deal expenses, plus a 1 percent amount of money that would have to, if for some reasons the bonds were put back to the bondholders would go with. Plus we had to pre-fund the interest that could accrue on those bonds from the day they went into escrow until October 31, which is I think outside of how long that escrow arrangement stays in place. So the bottom line is, we had to supplement the proceeds from the deal with roughly $13, almost $14 million out of our own coffers and put that into escrow. So that was a large piece of it. Another piece of it was the underwriting discount, not only on the bond deal but also the bank deal. I think those were the two biggest pieces of the financing activities that you’ll see on the cash flow statement for the quarter.

Bill Dezellem - Davidson Investment Advisors
And the bonds themselves, because they went in escrow do not actually show up as a financing activity on the cash flow statement at this point?

Julie Edwards - Frontier Oil Corp. - Executive VP Finance and Administration, CFO
Exactly. And the accounting is a little bit strange to my mind, but I'm not really that conversant. But the way it works is we're showing the balance of the new debt, combined with our debt on the balance sheet even though they're still sitting in escrow. And in fact, we consolidated Frontier Escrow Corp. in to Frontier Oil Corporation. But the cash that's sitting in escrow we couldn't show in our cash account. So we have to have basically a new balance sheet category, which is called restricted cash. And you'll see there is $236 or $239 million sitting in restricted cash that we're not really able to take credit for against that debt. Whenever the bonds come out of escrow, then that cash basically comes to us and then it goes on toward the shareholders of Holly when we complete the merger. Then everything kind of gets back to more normal looking accounting on the balance sheet.

James Gibbs - Frontier Oil Corp. - President, CEO
Yes, we’ll have a funky balance sheet for June 30th.

Bill Dezellem - Davidson Investment Advisors
And then concluding with the escrow account, given that that arrangement comes to an end as of October 31st, what is the risk that you currently see that the transaction does not close prior to then, what are the activities that will then need to take place or the procedures with this?

James Gibbs - Frontier Oil Corp. - President, CEO
I think that goes to my opening comment. We’re not really prepared to talk about the merger or the timing of the merger. I guess that would naturally follow through to what the schedule of all these events would look like, Bill.

Bill Dezellem - Davidson Investment Advisors
Let me try my question a little differently. That’s a fair point. Relative to, let me make the assumption that the transaction does not happen. What then would happen with the escrow account? Is it an absolute must that it gets turned back or at the agreement of both parties can it continue or what are the items in that agreement that would then come up for discussion or are up for play at I guess it would be November 1st?

Julie Edwards - Frontier Oil Corp. - Executive VP Finance and Administration, CFO
Yes there are really three parties involved, if I’m understanding your question right. It would be Frontier, it would be Holly and it would be the bondholders. And so I think most agreements are mutually negotiable. So I would make the assumption that there would be at least an attempt at a mutual negotiation of that date.

Operator
Thank you. Our next question comes from Greg Hass with Sanders Morris Harris. Please state your question.

Greg Hass - Sands Morris Harris
Just a couple of questions on the amount of gas that was burned. Was that as a result of, as you mentioned, a change in the type of source of fuel at the refineries? Is that something that you can reverse and then perhaps expand profitability when gas prices turn around?

James Gibbs - Frontier Oil Corp. - President, CEO
Oh yes.

Greg Hass - Sands Morris Harris
What sort of an impact, I guess if it was largely focused on Cheyenne, how much of an impact do you see that being?

James Gibbs - Frontier Oil Corp. - President, CEO
Well we just reduce the consumption of fuel gas and that would go to the product stream.

Greg Hass - Sands Morris Harris
Yes, and incremental products,

James Gibbs - Frontier Oil Corp. - President, CEO
I don’t know that. Reed do you have an idea what that would be?

Reed Williams - Frontier Oil Corp. - Executive VP Marketing and Refining Operations
Well it’s primarily in some very light ends that some parts of the time of year they don’t have a lot of value, Greg. So I’d have to calculate that. I don’t have that either.

Greg Hass - Sands Morris Harris
I got you.

Reed Williams - Frontier Oil Corp. - Executive VP Marketing and Refining Operations
You know, it’s propanes, butanes. It depends on what you can do with the butanes and the isom and stuff like that. It’s during the winter is different than the spring. But I can get that number for you and get it to Doug and you can get it from him.

Greg Hass - Sands Morris Harris
Appreciate it. On the product side as well, and this relates to the pricing, you mentioned earlier I believe, Jim, that asphalt demand was weak and certainly down here in Houston we can understand that with the way the weather was. Tell me how much of your asphalt sales are negotiated at the beginning of the year versus, say, on the fly through the quarters?

James Gibbs - Frontier Oil Corp. - President, CEO
We figured you were going to ask that, so Reed’s can give you some background on that.

Reed Williams - Frontier Oil Corp. - Executive VP Marketing and Refining Operations
We basically sell asphalt two ways: we either sell it off the truck rack in Cheyenne or we rail it either to one of our terminals or somebody else’s terminals. Typically the rail business is done on a year round basis so you’ll set that. Then most of the asphalt price is set in either the fourth quarter the year prior or the first quarter. So we’ve been in pretty good shape this year because we did have some fairly high crude oil prices in the first quarter before it dropped and were able to set some prices then. So as far as the season getting off to a start, we were a little slow in June. It looks like we’re probably 7 to 10 percent higher in July, which is really good for us. And if everything comes together in August we’ll be alright. But you know you can’t project forward. If it’s not, then we’ll have to make some more rail sales, wholesale sales and sales away from Cheyenne. Does that answer your question?

Greg Hass - Sands Morris Harris
Yes it does.

James Gibbs - Frontier Oil Corp. - President, CEO
You know there’s a benefit to that though, Greg, because a lot of refiners switch to the heavier crudes to make asphalt during the season. To the extent that this business has been sort of disappointing, they’ll start reducing their purchases and runs of heavy crude. And that’s one reason -- that’s one of the two reasons that the differential looks like it’s going to be widening a lot earlier this year than it has been in the past.

Greg Hass - Sands Morris Harris
Speaking about looking forward, did I miss or perhaps you can share with us now run rates for the third and fourth quarter, I guess those for crude at both refineries?

Reed Williams - Frontier Oil Corp. - Executive VP Marketing and Refining Operations
Sure, I can give you that. If you look at the Cheyenne, I’ll give you two numbers. The crude run rate will average for the third quarter at 46,309. Fourth quarter, 44,038. Total feeds, which includes also other components besides crude, again for Cheyenne third quarter is going to average about 51,625 and fourth quarter will average about 50,334. Shifting to El Dorado, fourth quarter runs, and you’ll see that we’re going to try to keep El Dorado pretty full, third quarter runs the crude itself will average 110,630. For the fourth quarter it will be 111,281. The total feeds for El Dorado, again third quarter is 122,581 and for the fourth quarter it will be 124,022. And the reason you see that going up in the third and fourth quarter, particularly the fourth quarter, is primarily a blending of butanes for gasoline.

Greg Hass - Sands Morris Harris
OK so no significant turnarounds?

Reed Williams - Frontier Oil Corp. - Executive VP Marketing and Refining Operations
No, we’re just going to run.

Greg Hass - Sands Morris Harris
Very good. All right. Let me just ask one question on the financials as far as the accounting and reporting of this FIFO, the inventory question. The $5.5 million at El Dorado, had that not been there the reported product margin would have been higher by that amount, is that the correct way to think?

James Gibbs - Frontier Oil Corp. - President, CEO
That’s true.

Julie Edwards - Frontier Oil Corp. - Executive VP Finance and Administration, CFO
You’re putting the numerics in the right place there, Greg. I mean as a practical matter, it’s not as straightforward as we try to make it, but directionally you’ve got it in the right line item and going the right direction.

Greg Hass - Sands Morris Harris
Very good. So essentially if I divide out by the number of barrels run or sold that quarter, excuse me, it comes out to about 51 cents a barrel.

Julie Edwards - Frontier Oil Corp. - Executive VP Finance and Administration, CFO
That sounds about right.

Greg Hass - Sands Morris Harris
Very good. I appreciate the help. That’s all my questions.

James Gibbs - Frontier Oil Corp. - President, CEO
OK, no questions. I’ll just close by saying that we’re working diligently down here and we certainly hope to report better numbers in the third quarter than we did in the second quarter. So if you all have any questions, please call us. We’d love to chat with you. And until then, we’ll talk to you later. Bye.

Operator
Ladies and gentlemen, this concludes our conference call for today. Thank you all for participating and have a nice day. All parties may now disconnect.

END